July 10, 2019

Levi Jacobson
President and Chief Executive Officer
Hemp Naturals, Inc.
16950 North Bay Road, Suite 1803
Sunny Isles Beach, Florida 33160

       Re: Hemp Naturals, Inc.
           Amended Offering Statement on Form 1-A
           Filed July 2, 2019
           File No. 024-10990

Dear Mr. Jacobson:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2019 letter.

Amended Form 1-A filed July 2, 2019

Exhibits

1. We note Section 12 of your Subscription Agreement which states that the prevailing party is entitled to reasonable costs and attorney's fees. In an appropriate location in the offering statement, including risk factors, please disclose the fee shifting provisions and the impact on shareholders.
 Levi Jacobson
Hemp Naturals, Inc.
July 10, 2019
Page 2

       You may contact Linda Cvrkel at 202-551-3813 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

FirstName LastNameLevi Jacobson                           Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
Comapany NameHemp Naturals, Inc.
                                                          Mining
July 10, 2019 Page 2
cc:       Tom DeNunzio
FirstName LastName